SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2025
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Change in Registrant’s Certifying Accountant

Termination of Independent Registered Public Accounting Firm

On May 2, 2025, Companhia Siderúrgica Nacional (“CSN” or “Company”) dismissed Grant Thornton Auditores Independentes Ltda. (“Grant Thornton”) as CSN’s independent registered public accounting firm, as recommended by the audit committee of CSN’s board of directors.

Grant Thornton’s audit report dated April 30, 2025 on the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

Grant Thornton’s audit report dated April 30, 2025 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended December 31, 2024, there were (i) no disagreements within the meaning of Item 304 of Regulation S-K between the Company and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to Grant Thornton’s satisfaction, would have caused Grant Thornton to make reference thereto in its audit reports, and (ii) no “reportable events” within the meaning of Item 304 of Regulation S-K.

The Company provided Grant Thornton with a copy of the disclosures it is making in this Form 6-K and requested that Grant Thornton furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of Grant Thornton’s letter, dated May 8, 2025, is attached as Exhibit 16.1 to this communication.

Engagement of Independent Registered Public Accounting Firm

On May 2, 2025, the Company’s audit committee engaged Forvis Mazars Auditores Independentes (“Mazars”) as the Company’s independent registered public accounting firm as of the first quarter of 2025. Mazars served as the Company’s independent registered public accounting firm for audit services pursuant to Brazilian laws and regulations since 2022.

In connection with such engagement, the Company consulted with Mazars regularly regarding accounting, auditing and financial reporting. However neither the Company nor anyone on its behalf has consulted with Mazars regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Mazars concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 304 of Regulation S-K or (iii) any “reportable event” within the meaning of Item 304 of Regulation S-K.

Exhibit

Exhibit 16.1: Letter of Grant Thornton Auditores Independentes Ltda., dated May 8, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2025

COMPANHIA SIDERÚRGICA NACIONAL

By: /s/ Benjamin Steinbruch
Name: Benjamin Steinbruch
Title: Chief Executive Officer

By: /s/ Antonio Marco Campos Rabello
Name: Antonio Marco Campos Rabello
Title: Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 8, 2025

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.